EXHIBIT 99.1

Ero Copper Announces Voting Results of Annual General Meeting of Shareholders

VANCOUVER, British Columbia, April 24, 2024 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) reported the voting results from its Annual General Meeting of Shareholders held today in Vancouver, British Columbia. A total of 93,474,205 common shares were represented at the meeting, being 90.96% of the issued and outstanding common shares of the Company as at the March 5, 2024 record date. Shareholders voted in favour of all items of business before the meeting, including the re-election of management’s nominees as directors for the ensuing year and the advisory vote on executive compensation. Detailed results of the votes are presented below.

Each item of business voted upon at the meeting is described in detail in the Company's Management Information Circular dated March 7, 2024 (the “Circular”), which is available on the Company's website (www.erocopper.com), on SEDAR+(www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov).

SET THE NUMBER OF DIRECTORS AT TEN

Shareholders approved the proposal to set the number of directors at ten with 99.99% of votes cast in favour.

ELECTION OF DIRECTORS

Shareholders re-elected ten directors as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
Director Nominee	For	Withheld	For	Withheld
Christopher Noel Dunn	80,016,330	1,122,635	98.62%	1.38%
David Strang	81,120,943	18,022	99.98%	0.02%
Jill Angevine	80,792,549	346,416	99.57%	0.43%
Lyle Braaten	80,945,359	193,606	99.76%	0.24%
Steven Busby	80,549,424	589,541	99.27%	0.73%
Dr. Sally Eyre	80,806,488	332,477	99.59%	0.41%
Robert Getz	80,578,444	560,521	99.31%	0.69%
Chantal Gosselin	81,055,224	83,741	99.90%	0.10%
Faheem Tejani	81,121,846	17,119	99.98%	0.02%
John Wright	81,022,538	116,427	99.86%	0.14%

APPOINTMENT OF AUDITOR

Shareholders re-appointed KPMG LLP, Chartered Professional Accountants, as the auditor of the Company and authorized the directors of the Company to fix the remuneration to be paid to the auditor with 99.95% of votes cast in favour.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholder approved the non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular with 99.05% of votes cast in favour.

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com